

Mail Stop 3030

June 10, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Dennis Petke
Chief Financial Officer
Mantra Venture Group Ltd.
1205 – 207 West Hastings Street
Vancouver, British Columbia, Canada V6B 1H7

> **Re:** **Mantra Venture Group Ltd.**
> **Form 10-K for the Year Ended May 31, 2008**
> **Filed September 15, 2008**
> **File No. 000-53461**

Dear Mr. Petke:

    We have reviewed your response letter dated June 5, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

Note 3. Intangible Assets, page F-10

1.   Please refer to our prior comment 5. As previously requested, please explain to us how this technology has reached technological feasibility and meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141.

Item 9A(T). Controls and Procedures, page 34

2.   We note your response to prior comment 9. Please amend your May 31, 2008 Form 10-K to include the disclosure included within your response related to management's conclusion on the effectiveness of your disclosure controls and procedures as of May 31, 2008.

3.   We note from your responses to prior comments 9 and 12 that you have reached a conclusion that your disclosure controls and procedures were not effective as of May 31, 2008, August 31, 2008, November 31, 2008 and February 28, 2009. However, it is still unclear if management identified any material weaknesses at each reporting date and management's plans, if any, or actions already undertaken for remediating the material weaknesses identified. Please advise.

As appropriate, please amend your 2008 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief